INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS

For the period ended August 31, 2012

October 12, 2012

This interim Management’s Discussion and Analysis (“MD&A”) of Lorus Therapeutics Inc. (“Lorus”, the “Company”, “we”, “us” and similar expressions) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three months ended August 31, 2012 and 2011.  The August 31, 2012 interim financial statements and additional information about the Company, including the annual audited financial statements and MD&A for the year ended May 31, 2012, and the most recent Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.”

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This managements discussion and analysis may contain forward-looking statements within the meaning of securities laws. Such statements include, but are not limited to, statements relating to:

•	our business strategy;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our plans to secure strategic partnerships to assist in the further development of our product candidates;
•	our plans to conduct clinical trials and pre-clinical programs;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans, objectives, expectations and intentions; and
•	other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

The forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties, and are based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to continue as a going concern;
•	our ability to obtain the substantial capital we require to fund research and operations;
•	our lack of product revenues and history of operating losses;
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	the regulatory approval process;
•	our ability to recruit patients for clinical trials;
•	the progress of our clinical trials;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees in respect of the arrangement;
•	our ability to find and enter into agreements with potential partners;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection;
•	our ability to protect our intellectual property rights and not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have or have access to greater financial resources than us;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•	other risks detailed from time-to-time in our on-going quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the SEC, and those which are discussed under the heading “Risk Factors” in this document.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this managements discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment. We plan to continue our development programs from internal resources as they are available.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage. The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners. We have no current sources of significant payments from strategic partners.

There is substantial doubt about the Company’s ability to continue as a going concern because management has forecasted that the Company's current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next 12 months without further financing being obtained. The Company is currently in discussion with several potential investors to provide additional funding. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Company. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders. The Company is also considering alternatives to delay its research programs or further reduce expenditures until financing is available. There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs. As a result, there is substantial doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

This MD&A is prepared as of October 12, 2012. It contains certain forward-looking statements that involve known and unknown risks and uncertainties which are beyond the control of the Company. This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three months ended August 31, 2012 which are incorporated by reference herein and form an integral part of this MD&A.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile. Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to a completed Phase II clinical trial. A growing intellectual property portfolio supports our diverse product pipeline.

We believe that the future of cancer treatment and improved patient quality of life lies in drugs that are not only effective with minimal side effects, but also approach the treatment of cancer in novel ways through drugs that offer a unique mechanism of action. Many drugs currently approved for the treatment and management of cancer are toxic with often limiting side effects, especially when used in combination. We therefore believe that a product development plan based on novel, effective drugs with minimal potential for toxicity alone or in combination will have broad applications in cancer treatment.

Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform. We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate. The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are small molecules, immunotherapeutics, and antisense.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials. It is our intention to partner or co-develop these drug candidates after successful completion of Phase I or II clinical trials. Lorus will give careful consideration in the selection of partners that can best advance its drug candidates into a pivotal Phase III clinical trial and, upon positive results, successfully commercialize our products on a global or regional basis. Our objective is to receive upfront and milestone payments as well as sales royalties from such partnerships, which will support continued development of our other product candidates.

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Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our net loss for the three months ended August 31, 2012 was $1.3 million ($0.03 per share) compared with $1.1 million ($0.06 per share) during the same period in fiscal 2012. Increased research and development expenditures of $69 thousand due to increased activity as our IL17E program gets underway and the LOR-253 Phase I clinical trial moves towards completion, as well as higher general administrative expenses of $72 thousand primarily due to increased legal costs associated with ongoing corporate activities and higher investor relations costs offset by lower accounting costs due to the transition of IFRS in the prior year resulted in the overall increase in net loss during the quarter.

We utilized cash of $1.6 million in our operating activities in the three months ended August 31, 2012 compared with $1.1 million in the same period in the prior year. The increase in cash used in operating activities during the quarter is primarily related to an increase in expenditures in the current quarter and the repayment of outstanding accounts payable and accrual balances.

At August 31, 2012, we had cash and cash equivalents of $4.1 million compared to $320 thousand at May 31, 2012.

RESULTS OF OPERATIONS

Research and Development

Research and development expenses totaled $658 thousand in the three months ended August 31, 2012 compared to $589 thousand during the same period in the prior year. Research and development costs consist of the following:

Three months ended August 31,

	2012	2011

Program costs	$623	$554
Stock based compensation	27	26
Depreciation of equipment	8	9
Total	$658	$589

Program costs by program:
Small molecules:	$521	$554
Immunotherapy	102	—
Total	$623	$554

The increase in research and development costs during the three months ended August 31, 2012 is due to increased activity on our LOR-253 program as we initiated the manufacture of additional drug as well as move towards completion of our ongoing Phase I clinical trial offset by lower personnel allocations to the program due to the stage of development. During the quarter ended August 31, 2012 we initiated development on our IL-17E program which we expect to escalate in the latter half of the fiscal year.

General and Administrative

General and administrative expenses totaled $605 thousand for the three months ended August 31, 2012 compared to $533 thousand in the same period in the prior year.

Three months ended August 31,

	2012	2011

General and administrative excluding salaries	$336	$287
Salaries	194	190
Stock based compensation	73	53
Depreciation of equipment	2	3
Total	$605	$533

General and administrative costs have increased in the three months ended August 31, 2012 compared with the prior year primarily due to increased legal costs associated with ongoing corporate activities and higher investor relations costs offset by lower accounting costs due to the transition of IFRS in the prior year.

Finance Expense

Finance expense for the three months ended August 31, 2012 was $6 thousand compared with $nil for the three months ended August 31, 2011. Finance expense for the quarter ended August 31, 2012 relates to interest accrued at a rate of 10% on the related party promissory notes described below and repaid in June 2012. There were no interest bearing liabilities outstanding at August 31, 2012 or 2011.

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Finance Income

Finance income totaled $6 thousand in the three months ended August 31, 2012 compared to $2 thousand in the same period in the prior year. Finance income represents interest earned on our cash and cash equivalent balances.

Net loss for the period

For the reasons discussed above, our net loss for the three months ended August 31, 2013 increased to $1.3 million ($.03 per share) compared to $1.1 million ($0.06 per share) in the same period in the prior year.

PRIVATE PLACEMENT

On June 8, 2012 Lorus completed a private placement (the “Private Placement”) of 20,625,000 units at a subscription price of $0.32 per unit, each unit (“Unit”) consisting of one common share and one common share purchase warrant for gross proceeds to Lorus of $6,600,000.

Each warrant is exercisable for a period of 24 months from the date of issuance at an exercise price of $0.45 (the “Warrants”). If after one year (the “Accelerated Exercise Date”) the closing price of the common shares on the Toronto Stock Exchange equals or exceeds $0.90 for twenty consecutive days, then upon the Company sending the holders of Warrants written notice of such Accelerated Exercise Date and issuing a news release announcing such Accelerated Exercise Date, the Warrants shall only be exercisable for a period of 30 days following the date on which such written notice is sent to holders of Warrants.

Lorus paid a cash finder’s fee of $396 thousand based on 6% of the gross proceeds of the Private Placement and issued 1,237,500 finder’s warrants at an exercise price of $0.32 each. Each finder’s warrant is exercisable into Units consisting of 1,237,500 common shares and 1,237,500 Warrants.

The total costs associated with the transaction were approximately $616 thousand which included the $135 thousand which represented the estimated fair value of the finders warrants issued as part of the Private Placement. Each such finder warrant is exercisable for one Unit at a price of $0.32 per Unit for a period of 24 months following the closing of the Offering. The Company has allocated the net proceeds of the Offering to the common shares and the common share purchase warrants based on their estimated relative fair values. Based on relative fair values, $4.3 million of the net proceeds were allocated to the common shares and $1.7 million to the common share purchase warrants.

warrant exercises

During the quarter ended August 31, 2012 398,000 warrants related to the August 2011 unit offering were exercised for proceeds of $179 thousand. The fair value related to these warrants was $43 thousand and transferred from warrants to share capital.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures have been consistent over the past eight quarters with increased activity in the quarter ended February 28, 2011 resulting from the initiation of the Phase I clinical trial for LOR-253 and associated activities. Expenditures were lower in the quarter ended May 31, 2012 due to income tax credits earned.

The increased general and administrative costs in the quarter ended November 30, 2011 is due to one time stock option grants and cancellations during the quarter which resulted in higher than normal options expense. Increased expense in the quarter February 28, 2011 was due to one time stock option expense related to a large tranche of options with partially immediate vesting.

Cash used in operating activities fluctuates significantly due primarily to increases and decreases in the accounts payables and accrued liabilities balances. The low balance in the quarter ended May 31, 2012 was due to an increase in accounts payable and accrued liabilities balances as the Company waited for the private placement to close. A following increase in cash used can be seen in the quarter ended August 31, 2012 as these balances were reduced.

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	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
(Amounts in 000’s except for per common share data)	Aug 31, 2012	May 31, 2012	Feb 29, 2012	Nov 30, 2011	Aug 31, 2011	May 31, 2011	Feb 28, 2011	Nov. 30, 2010

Revenue	$—	$—	$—	$—	$—	$—	$—	$—
Research and development expense	658	391	543	648	588	536	847	621
General and administrative expense	605	605	479	811	535	545	701	556
Net loss	(1,263)	(1,013)	(1,023)	(1,457)	(1,121)	(1,077)	(1,542)	(1,220)
Basic and diluted
net loss per share	$(0.03)	$(0.05)	$(0.05)	$(0.07)	$(0.06)	$(0.07)	$(0.10)	$(0.11)
Cash (used in) operating activities	$(1,576)	$(400)	$(1,040)	$(811)	$(1,077)	$(926)	$(1,676)	$(1,103)

Cash Position and Outlook

At August 31, 2012, we had cash and cash equivalents and short-term investments of $4.1 million compared to $320 thousand at May 31, 2012. The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors. Working capital (representing primarily cash, cash equivalents and other current assets less current liabilities) at August 31, 2012 was $3.1 million (May 31, 2012 – negative $2.1 million).

As discussed above, management has forecasted that the Company’s current level of cash and cash equivalents will not be sufficient to execute its current planned expenditures for the next twelve months without further investment. The Company is currently investigating various alternatives to obtain sufficient capital to continue its operations and has implemented a series of strategies to reduce research, development and overhead expenditures until such time as it can obtain additional capital to fund its operations.

If we are able to secure additional financing, we intend to use these resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the ability of the Company to raise additional capital, the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and/or royalty or milestone revenue from any such products exceeds expenses.

Until one of our drug candidates receives regulatory approval and is successfully licensed or commercialized, Lorus will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and the Company’s ability to raise additional working capital and/or establish effective partnerships to share the costs of development and clinical trials.

Contractual Obligations and Off-Balance Sheet Financing

The Company has entered into various contracts with service providers with respect to the LOR-253 phase I clinical trial. These contracts could result in future payment commitments of approximately $1.4 million. Of this amount, $478 thousand has been paid and $139 thousand has been accrued at August 31, 2012 (May 31, 201 - $439 thousand paid and $70 thousand accrued). The payments will be based on services performed and amounts maybe higher or lower based on actual services performed.

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Capital Risk Management

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of cash and cash equivalents and equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash balances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2012, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for more than the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks should be realized, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to our MD&A for the year ended May 31, 2012 for a complete discussion of risks and uncertainties.

•	We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products.
•	Our ability to continue as a going concern.
•	We need to raise additional capital. The cash and cash equivalents on hand are not sufficient to execute our operating strategies for the next twelve months and we may not be able to raise sufficient funds to continue operations.
•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•	There is no assurance that an active trading market in our common shares will be sustained.
•	Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.
•	We have indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement.
•	As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.
•	We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.
•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

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Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
	August 31, 2012	May 31, 2012

Financial assets
Cash and cash equivalents, consisting of high interest savings accounts measured at fair value through loss or profit	4,142	320
Financial liabilities
Accounts payable, measured at amortized cost	172	322
Accrued liabilities, measured at amortized cost	1,326	1,474
Promissory note payable, measured at amortized cost	─	900

At August 31, 2012, there are no significant differences between the carrying values of these amounts and their estimated market values due to their short-term nature.

Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company's Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company's policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents by maintaining minimum standards of R1-low or A-low investments and the Company invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows. Refer to note 2(b) for further discussion on the Company's ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. The Company does not have any material interest bearing liabilities subject to interest rate fluctuations.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities. The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments. At August 31, 2012, U.S. dollar denominated accounts payable and accrued liabilities amounted to $157 thousand (May 31, 2012 - $148 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in loss for the year and comprehensive loss of $16 thousand (May 31, 2012 - $15 thousand). The Company does not have any forward exchange contracts to hedge this risk.

The Company has issued deferred share units. These units represent a cash liability to the Company which fluctuates with the share price of the Company and as such is subject to significant variation as the Company’s stock price is highly volatile. As at August 31, 2012 the Company had issued 780,000 (May 31, 2012 – 780,000) deferred share units and at August 31, 2012 that represents a cash liability of $343 thousand (May 31, 2012 - $304 thousand). Assuming all other variables remain constant, a 10% depreciation or appreciation of the Company’s share price would result in an increase or decrease in loss for the year and comprehensive loss of $34 thousand (May 31, 2012 - $30 thousand).

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The Company does not invest in equity instruments of other corporations.

Capital management

The Company's primary objective when managing capital is to ensure that it has sufficient cash resources to fund its development and commercialization activities and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity or by securing strategic partners.

The Company includes cash and cash equivalents and short-term deposits in the definition of capital.

The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the three months ended August 31, 2012.

Evaluation of DISCLOSURE CONTROLS AND INTERNAL CONTROLS

Management, including the Chief Executive Officer and the Acting Chief Financial Officer, has evaluated the design and effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures (as defined in National Instrument 52-109 of the Canadian Securities Administrators) as of August 31, 2012. Management has concluded that, as of August 31, 2012, the Company’s disclosure controls and internal controls are designed and operating effectively to provide reasonable assurance that material information relating to the Company and its consolidated subsidiary would be made known to them, particularly during the period in which the annual filings were being prepared.

It should be noted that all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting that occurred during the quarter ended August 31, 2012 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

UPDATED SHARE INFORMATION

As at October 12, 2012, the Company had 42.3 million common shares issued and outstanding and common share purchase warrants convertible into 27.1 million common shares. In addition, the Company had issued and outstanding 3.4 million stock options to purchase an equal number of common shares.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2012 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.

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